Exhibit 5.1

Graubard Miller

405 Lexington Avenue

New York, New York 10174

September 9, 2021

Nuvve Holding Corp.

2488 Historic Decatur Road

San Diego, California 92106

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-8 (the “Registration Statement”) filed by Nuvve Holding Corp., a Delaware corporation (“Company”), under the Securities Act of 1933, as amended (the “Act”), with respect to an aggregate of 4,593,916 shares (the “Shares”) of common stock, par value $0.0001 per share, of the Company (“Common Stock”), consisting of (i) 1,770,632 Shares issuable upon exercise of options granted and outstanding under the Nuvve Holding Corp. Amended and Restated 2020 Equity Incentive Plan (the “2020 Plan”), (ii) 1,529,368 Shares issuable in connection with the grant of future awards under the 2020 Plan, and (iii) 1,293,916 Shares issuable upon exercise of options granted and outstanding under the Nuvve Corporation 2010 Equity Incentive Plan (the “2010 Plan,” and together with the 2020 Plan, the “Plans”).

We have examined such documents and considered such legal matters as we have deemed necessary and relevant as the basis for the opinion set forth below. With respect to such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as reproduced or certified copies, and the authenticity of the originals of those latter documents. As to questions of fact material to this opinion, we have, to the extent deemed appropriate, relied upon certain representations of certain officers and employees of the Company. We have also assumed that in granting future awards under the 2020 Plan, the Board of Directors of the Company or the appropriate committee thereunder will exercise its discretion in establishing the terms of such awards in accordance with the terms of the 2020 Plan and within the permissible limits of the law of the State of Delaware and the certificate of incorporation and bylaws, as amended, of the Company.

In giving this opinion, we have assumed that, prior to the issuance of the Shares, (a) all certificates for such shares will be duly executed on behalf of the Company by the Company’s transfer agent and registered by the Company’s registrar, if necessary, and will conform, except as to denominations, to specimens which we have examined, or (b) all book-entries for such shares will be duly made by the Company’s transfer agent in the name of The Depository Trust Company or its nominee.

The opinion expressed herein is limited to the corporate laws of the State of Delaware, and we express no opinion as to the effect on matters covered by this letter of the laws of any other jurisdiction.

Based upon and subject to the foregoing, it is our opinion that the Shares, when sold in accordance with the terms of the Plan and the individual instruments or agreements governing their issuance, will be legally issued, fully paid and nonassessable.

We hereby consent to the use of this opinion as an exhibit to the Registration Statement, to the use of our name as your counsel and to all references made to us in the Registration Statement. In giving this consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Act, or the rules and regulations promulgated thereunder.

Very truly yours,

/s/ Graubard Miller